

ALLGREEN PROPERTIES LIMITED

03 MAY 19 AM 7:21

File No. 82-4959

Date: 28 MAY 2003

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America


03050593

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOK

File No. 82-4959

MASNET No. 66 OF 08.05.2003
Announcement No. 66

ALLGREEN PROPERTIES LIMITED

DATE OF RELEASE OF RESULTS FOR THE QUARTER ENDED 31 MARCH 2003

Allgreen Properties Limited wishes to advise that it intends to release its unaudited results for the quarter ended 31 March 2003 on 13 May 2003.

Submitted by Ms Isoo Tan, Company Secretary on 08/05/2003 to the SGX